China Internet Nationwide Financial Services Inc. Announces Changes to Its Board of Directors

BEIJING, Oct. 18, 2017 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a leading financial advisory services company, today announced changes to its Board of Directors (the “Board”) with the appointment of Mr. Buting Yang as director of the Company, effective October 16, 2017.

On October 16, 2017, Mr. Kam Cheng Leong tendered his resignation as director of the Company, Chairman of the Nominating and Corporate Governance Committee and member of both Audit Committee and Compensation Committee of the Company. Mr. Leong’s resignation was for personal reasons and was not a result of any dispute with the Company. The Board accepted Mr. Leong’s resignation with immediate effect.

On the same day, the Board resolved to appoint Mr. Buting Yang to replace Mr. Leong in the abovementioned capacities, effective immediately.

Mr. Yang has held a number of senior leadership positions in a variety of institutions in the media industry of China. He has been a director of and technology counsel to the China Film Association since 2000. From 2000 to 2007, Mr. Yang served as president of China Film Group Corporation. From 2000 to 2017, he served as independent director of Zhejiang Talent Television & Film Co., Ltd., a Shenzhen Stock Exchange listed company. From 2007 to 2009, Mr. Yang was independent director of Beijing Galloping Horse Media Co., Ltd. From 2007 to 2015, Mr. Yang also served as chairman of China Film Promotion International Corp. and president of China Film Distribution & Screening Association. In addition, Mr. Yang has been serving as a member of the Film Committee of State Administration of Radio, Film and Television of China since 2012. Mr. Yang also has been serving as independent director of SkyOcean International Holdings Limited since 2014, which is a company listed on Hong Kong Exchange. Mr. Yang’s leadership positions also include serving as independent director of Zhejiang Times Cinema Chain Co., Ltd. since 2015 and honorary chairman of Chinese Creative Culture Organization since 2012. Mr. Yang received his Bachelor degree in Geology from Jilin University in 1969.

“I’d like to take this opportunity to thank Mr. Leong for his leadership, guidance and dedication to CIFS and wish his success in all his future endeavors,” said Jianxin Lin, Chairman and Chief Executive Officer of CIFS. “I am also delighted that Mr. Yang has joined the CIFS Board and look forward to his expertise and insights in helping us further strengthen our Board and respond to new challenges as we continue to diversify and grow our business through geographical expansion, vertical integration and selective acquisitions.”

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.
Email: ir@cifsp.com
Phone: +86 10 8587 8166

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com
Phone: +1 732 910 9692